Free Writing Prospectus
(to the Preliminary Prospectus Supplement dated November 7, 2006)
Filed Pursuant to Rule 433
Registration No. 333-136704

CIGNA Corporation

Pricing Term Sheet

Issuer:	CIGNA Corporation
Size:	$250,000,000
Maturity:	November 15, 2036
Coupon:	6.150%
Price to Public:	99.456% of face amount
Yield to maturity:	6.190%
Spread to Benchmark Treasury:	+ 145 basis points
Benchmark Treasury:	4.500% due 02/15/2036
Benchmark Treasury Yield:	4.740%
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2007
Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 25 basis points
Trade Date:	November 7, 2006
Settlement:	November 10, 2006
CUSIP:	125509BH1
Issuer Ratings (Senior Debt):	Baa3 / BBB / BBB

These issuer ratings are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P and Fitch. Each of the issuer ratings included herein should be evaluated independently of any other issuer rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at toll free 1-888-227-2775, Ext. 2663, or J.P. Morgan Securities Inc. collect at 1-212-834-4533.